

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Mr. Jerome Letter
Chief Financial Officer
InterMedia Outdoor Holdings, Inc.
43445 Business Park Dr., Suite 103
Temecula, CA 92590

>   **Re: InterMedia Outdoor Holdings, Inc.**
>   **Amendment No. 3 to Form S-4**
>   **Filed February 1, 2013**
>   **File No. 333-185106**

Dear Mr. Letter:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Holders of Equity Interests of IMOTSC Before the Proposed Transaction and Stockholders of IMOH After the Proposed Transaction, page 179

1.   Please identify the natural person(s) who control(s) InterMedia Partners in a footnote to the table.

12.   Segment Information, page F-29

2.   We note your response to our comment six from our letter dated January 29, 2013. In your response you state that the segment footnote was incorrectly prepared using historical balances of goodwill from the stand-alone financial statements of IMO and TSC. That in anticipation of the current registration statement and merger transaction with Outdoor Channel Holdings, Inc., these commonly controlled entities were reorganized and consolidated under IMOTSC. Given the significant balance of goodwill please disclose the following in your critical accounting policies:

- Why you reorganized your structure in anticipation of the merger transaction with Outdoor Channel Holdings, Inc.,
- When you decided to reorganize and the effective date of the reorganization,
- How the reorganization affected your reporting units, and
- The methodology used to determine the amount of goodwill to be reallocated to each reporting unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
       Tracey A. Zaccone, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP